UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

January 2005

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2005-01 January 12, 2005

DESCRIPTION:

Queenstake Reports 2004 Production and Presents Plans for 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                        (Registrant)

Date  January 12, 2005

                                         By

“John F. (Jack) Engele” (signed)

                                        (Signature)

John F. (Jack) Engele, Vice President Finance

News Release 2005-1

January 12, 2005

TSX – QRL; AMEX – QEE  – Queenstake Resources Ltd.

SEC file number 0-24096

QUEENSTAKE REPORTS 2004 PRODUCTION AND PRESENTS PLANS FOR 2005

Denver, Colorado – January 12, 2005 – Queenstake Resources Ltd. (TSX:QRL; AMEX: QEE) (the “Company”) reports that gold production at its 100% owned Jerritt Canyon Mine totaled 60,383 ounces during the fourth quarter of 2004; this was 19% below expectations.  Reasons for the shortfall included mechanical problems with both mining and mill equipment together with continued, though less severe than earlier in 2004, stope scheduling issues.  Weather was not a significant issue during the quarter.  Gold production for the full year totaled 243,333 ounces.

Queenstake CEO Chris Davie commented, “We set the bar very high in 2004 in terms of gold production, mine development, and Jerritt Canyon District exploration.  Although our gold production did not live up to expectations, mine development, particularly the start-up of our new Steer Mine, was highly successful and our District exploration, culminating in the announcement of the Starvation Canyon discovery, was equally successful.

We have learned a great deal from both our successes and our problems.  The successful start-up of the Steer Mine confirms our confidence in the near-term future of Jerritt Canyon’s gold production capabilities, and we expect the reserve at Steer to expand as we develop the known ore shapes.  Meanwhile, the Starvation Canyon discovery speaks well for the District’s long-term prospects.  Our 2004 gold production was hampered by a chronic backlog of development and consequent shortage of ore that was ready to mine when scheduled.  We understood this condition, caused by the previous owner’s closure plans, when we bought Jerritt Canyon in mid-2003 but, clearly, we underestimated the full impact of this shortage.  Through 2004 we made significant progress in preparing more mining areas and we now have an ever-increasing inventory of developed ore.  We expect to see the benefits of this in 2005.  We also began to remedy an evolving equipment availability issue with the acquisition of some new mining equipment.  Consequently, as we start a new year, we believe we can improve the planning of our gold production and the execution of those plans, while we establish the basis for long-term operations.”

Queenstake’s production plan for 2005 calls for projected production from underground sources of 1.14 million tons of ore at an expected average grade of 0.260 ounces per ton (opt) which will be mixed with 300,000 tons of low grade stockpile material to achieve a mill head grade of 0.217 opt, comparable to that achieved in 2004.  Resulting production is expected to total just under 275,000 ounces of which approximately 45% is expected to be produced in the first half of the year and approximately 55% in the second half.  The Company’s 2005 plans include the continuing development of the Mahala orebody and the new Steer Mine.

Engineering and geology staff at Jerritt Canyon are currently incorporating drill results from the Company’s significant 2004 exploration programs into an end-of-year reserve estimate, the results of which will be reviewed by independent consultants and will be available in early February.

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado.  Its principal asset is the Jerritt Canyon District in Nevada, acquired in June 2003.  The Jerritt Canyon District consists of four underground mines, a 1.5 million ton per year capacity processing facility and a 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.  Jerritt Canyon has produced more than 7,000,000 ounces of gold since 1981.

For further information call:

John Haigh 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

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